                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                _______________


                                    FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                   P-COM, INC.
-------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)


              DELAWARE           0-25356                  77-0289371
-------------------------------------------------------------------------------
(State of incorporation       (Commission               (IRS Employer
 or organization)             File Number)           Identification No.)

3175 S. WINCHESTER BOULEVARD, CAMPBELL, CALIFORNIA          95008
-------------------------------------------------------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code      (408) 866-3666
                                                    ------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       PREFERRED SHARE PURCHASE RIGHTS            NASDAQ NATIONAL MARKET
       -------------------------------          --------------------------
            (TITLE OF CLASS)                        (TITLE OF CLASS)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                      NONE
-------------------------------------------------------------------------------
                                (TITLE OF CLASS)

Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

          On September 26, 1997, the Board of Directors of P-Com, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $0.0001 par value (the "Common Shares"), of the Company. The dividend is payable on November 3, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.0001 par value (the "Preferred Shares"), of the Company at a price of $125.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a Summary of the Rights Agreement attached thereto.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 1, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                                      2.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that, following the Distribution Date, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold (except if such transaction has been approved by the Board of Directors prior to such transaction), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

          In the event that, following the Distribution Date, any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding Common Shares (but does not acquire the Company, which is dealt with above, and except pursuant to a tender offer for all of the Common Shares at a price and on terms determined by a majority of the Continuing Directors to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or cash, other securities or property, at the discretion of the Board of Directors) having a market value of two times the exercise price of the Right.

          In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more, but less than 50%, of the outstanding Common Shares, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights (excluding any Rights voided as discussed above) for Common Shares of the Company at a one-to-one exchange ratio, subject to adjustment for splits, dividends and the like.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          At any time prior to the tenth (10th) business day after the Distribution Date (unless the Board of Directors extends such ten (10) day period), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common
                                      3.

Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the occurrence of a Distribution Date.

          The Rights Agreement, dated as of October 1, 1997, between the Company and the Rights Agent, specifying the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. The Certificate of Designation for the Series A Junior Participating Preferred Stock is attached hereto as an exhibit. The foregoing description of the Series A Junior Participating Preferred Stock is qualified in its entirety by reference to such exhibit.

Item 7.   Exhibits.
          --------


     3 Certificate of Designation for the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on October 8, 1997.

     4 Rights Agreement, dated as of October 1, 1997, between the Company and BankBoston, N.A., which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth (10th) business day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth
          (10th) business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares.

                                      4.

                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              P-COM, INC.



DATE: October 8, 1997             By: /s/ George P. Roberts
     __________________              __________________________________________
                                  Name:  George P. Roberts
                                  Title: Chairman, President and Chief Executive
                                         Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                   DOCUMENT DESCRIPTION
------                   --------------------

  3 Certificate of Designation for the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on October 8, 1997.

  4 Rights Agreement, dated as of October 1, 1997, between the Company and BankBoston, N.A., which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth (10th) business day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth
          (10th) business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares.